UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	4 December 2019

Release Number	23/19

Appointment of Non-executive Director

BHP Chairman, Ken MacKenzie, today announced the appointment of Gary Goldberg to the BHP Board as an independent Non-executive Director, effective 1 February 2020.

Mr Goldberg has more than 35 years’ of global experience in the mining industry, including in executive, operational and strategic roles.

In his most recent role, Gary Goldberg served as Chief Executive Officer of Newmont Goldcorp Corporation. Prior to joining Newmont in 2011, Mr Goldberg spent 30 years at Rio Tinto where he held senior executive roles, most recently as President and Chief Executive Officer of Rio Tinto Minerals Inc., and in leadership roles in Rio Tinto’s coal, gold, copper and industrial minerals businesses.

Gary Goldberg has also served as a Director and Vice-Chair of the World Gold Council, Director and Treasurer of the International Council on Mining & Metals, Co-Chair of the World Economic Forum for Mining and Metals Governors, and Chairman and Director for the U.S. National Mining Association.

Mr MacKenzie said Mr Goldberg’s appointment reflected the Board’s commitment to a structured and rigorous approach to Board succession planning, including extensive global searches.

“Gary is an excellent addition to our Board. His deep mining experience and strong track record working in global executive roles will help ensure we have the right balance of attributes, skills and experience necessary for the Board to govern BHP effectively” he said.

Mr Goldberg will also become a member of the Sustainability Committee and the Remuneration Committee, effective 1 February 2020.

After Mr Goldberg’s appointment is effective, the BHP Board will comprise 11 Directors - 10 Non-executive Directors and one Executive Director.

Gary Goldberg

Mr Goldberg, 60, was appointed Newmont Mining Corporation’s President and Chief Executive Officer in March 2013, and was appointed Chief Executive Officer of the merged Newmont Goldcorp Corporation in April 2019, and continued in that role until October 2019. Mr Goldberg previously served as President and Chief Operating Officer from July 2012 and as Executive Vice President and Chief Operating Officer when he joined the Newmont Mining Corporation in December 2011. Gary Goldberg will remain as an advisor to the Chief Executive Officer and leadership team at Newmont Goldcorp Corporation until 31 March 2020.

Prior to joining Newmont, Mr Goldberg gained more than 30 years’ of experience at Rio Tinto, including as the President and Chief Executive Officer of Rio Tinto Minerals Inc. (2006 – 2011), President and Chief Executive Officer of US Borax (2004 – 2006), Managing Director of Coal & Allied Industries Limited (2001 – 2004), President and Chief Executive Officer of Kennecott Energy (1999 – 2001) and in various leadership roles in Rio Tinto’s coal, gold, copper and industrial minerals businesses.

Mr Goldberg has recently served as a Director and Vice-Chair of the World Gold Council, Director and Treasurer of the International Council on Mining & Minerals (ICMM), Co-Chair of the World Economic Forum for Mining and Metals Governors, and mining industry representative at the United Nations Forum on Business and Human Rights. He has been recognised globally for his contributions to value, safety and sustainability, and was inducted into the American Mining Hall of Fame in 2017.

Mr Goldberg has a Master of Business Administration from the University of Utah and a Bachelor of Science (Mining Engineering) from the University of Wisconsin-Platteville.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Rachel Agnew

Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 4, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary